EXHIBIT 99.1

Equinox Gold Begins Mining at Santa Luz, Construction on Track to Pour First Gold in Q1 2022

All dollar amounts are in United States dollars

VANCOUVER, BC, June 29, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that mining activities are underway at its new Santa Luz Gold Mine in Brazil ("Santa Luz"). Construction remains on track to commence commissioning in Q4 2021 and pour gold in Q1 2022, with the expectation of producing 110,000 ounces of gold annually for the first five years of operations.

Mining is underway to prepare for gold production in Q1 2022. The mining contractor, U&M Mineração e Construção S/A ("U&M"), mobilized to site in May and mining commenced in mid-June. Mining activities are currently focused on removing waste from two locations and developing access roads, ramps, dumps and ore storage areas in preparation for a pre-stripping campaign prior to mining ore in late 2021. To make room for mine expansion, U&M is also relocating an existing ore stockpile with an average grade of 0.9 grams of gold per tonne, which will be used for commissioning activities in Q4 2021.

Construction is on schedule and on budget, with approximately $31 million of the $103 million construction budget spent and $70 million committed at the end of June 2021. As a brownfield past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. Restart activities are focused on refurbishing existing infrastructure, retrofitting the plant to incorporate resin-in-leach processing, installation of additional grinding infrastructure and increasing the storage capacities of the existing tailings and water storage facilities. A significant construction milestone was achieved on June 25 with installation of the first segment of the ball mill.

Construction Highlights

  Overall project is 41% complete
  Engineering and procurement activities are 96% complete
  Plant construction and refurbishment is 46% complete
  Refurbishment of existing SAG mill is progressing well
  Primary grinding is 75% complete
  Secondary grinding is 52% complete; concrete foundations and pedestals for new ball mill are 100% complete, ball mill installation underway
  Pre-conditioning, leach and detoxification circuit is 46% complete: concrete bases are complete, steel structures are being pre-assembled and tank installation is underway, with four tanks out of ten fully erected and four more partially erected
  Earthworks for primary crushing area are underway
  Electrical and substation upgrades are 90% complete
  Electrowinning cells have been installed in the gold room
  Completion of refurbishment of existing plant areas is scheduled for Q3 2021
  Tailings and water storage facility expansions are underway with completion targeted for Q4 2021

Construction progress at Santa Luz is documented in a photo gallery on Equinox Gold's website.

First truck loaded – June 15, 2021

Secondary grinding – ball mill installation

Leach tank installation

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with seven gold mines and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully complete construction and achieve production at Santa Luz in accordance with current expectations; and the Company's expectations regarding production capabilities and future financial or operating performance of Santa Luz. Forward-looking statements or information generally identified by the use of the words "will", "on track", "expectation", "targeted", "clear path", "underway", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: construction at Santa Luz being completed and performed in accordance with current expectations, including the project timeline and budget; Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects, including Santa Luz's anticipated annual gold production; prices for gold remaining as estimated; currency exchange rates remaining as estimated; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year-ended December 31, 2020, and in the Company's MD&A dated May 5, 2021 for the three months ended March 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 29-JUN-21